# African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

82-1856

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 12 2005
WASH. D.C.
202
SECTION

May 4, 2005

**Office of International Corporate Finance**
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549


05008115

To Whom It May Concern:

**RE: African Metals Corporation (the "Company")**

Enclosed, for your files, is one copy of the Company's news release that was issued on May 4, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

**AFRICAN METALS CORPORATION**



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL



# African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2005
WASH, D.C.
202
SECTION

**FOR IMMEDIATE RELEASE**

May 4, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

## African Metals Acquires the 2,106 sq km Medinandi Sud Diamond Concession

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce the acquisition of the 2,106 sq km Medinandi Sud diamond concession in western Mali, West Africa. The Company now holds four diamond concessions totalling 7,218 sq km.

Under the terms of the agreement with the owner, the Company has an option to purchase a 95% interest in the concession by paying approximately $125,000 over a period of 5 years. Any production of diamonds from the concession is subject to a 1% net smelter royalty. The Convention d'Etablissement permit has been prepared, and the owner is awaiting the signatures.

Little exploration for diamonds has been done in the area, in spite of the fact it is within the West African diamond corridor. The signature from recent airborne magnetic data in two areas looks very similar to that found above the Tamboura escarpment in the Company's Kenieba Nord concession, where 5 of the 12 kimberlites previously found within the concession occur. Work will start on the concession after the Convention d'Etablissement has been signed. Carl Verley, the Qualified Person pursuant to NI 43-101, approves of this news release.

**ON BEHALF OF THE BOARD OF DIRECTORS**
**OF AFRICAN METALS CORPORATION**

*"Willis W. Osborne"*
Willis W. Osborne
CEO & Director